SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                  Under the Securities and Exchange Act of 1934



                               (Amendment No. 2 )


                               TULTEX CORPORATION
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities )


                                    899900104
                                 (CUSIP NUMBER)








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1)      Name of Reporting
        SS or IRS Identification      Pioneering Management
        Nos. of Above Persons         Corporation

2)      Check the Appropriate Box     (a)
        of A Member of  Group
        (See Instructions)            (b)  X

3)      SEC Use Only

4)      Citizenship of Place of
        Organization

        Number of                     (5)  Sole Voting Power      2873500
        Shares
        Beneficially Owned            (6)  Shared Voting Power    0
        by Each Reporting
        Person With                   (7)  Sole Dispositive       2873500
                                            Power

                                      (8)  Shared Dispositive     0
                                             Power

9)      Aggregate Amount Bene-        2873500
        ficially Owned by Each
        Reporting Person

10)     Check if the aggregate
        Amount in Row  (9) Ex-
        clude Certain Shares (See
        Instructions)

11)     Percent of Class Represented
        By Amount in Row 9.           9.62%

12)     Type of Reporting
        Person (See Instructions)     IA




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Item 1(a)         Name of Issuer.

                  TULTEX CORPORATION

Item 1(b)         Address of User's Principal Executive Office's

                  Ms.  Suzanne  H.  Wood
                  Chief Financial Officer
                  TULTEX CORPORATION
                  101 Commonwealth Boulevard
                  Martinsville,  VA   24115

Item 2(a)         Name of Person Filing.

                  Pioneering Management Corporation

Item 2(b)         Address of Principal Business Office:

                  60 State Street, Boston, MA 02109

Item 2(c)         Citizenship:

                  State Of Delaware - Pioneering Management Corporation.

Item 2(d)         Title of Class of Securities.

                  Common Stock

Item 2(e)         CUSIP Number.

                  899900104

Item 3 The person filing this statement pursuant to Rule 13-1(b) or 13d-2 is:

                  (a) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.



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Item 4.  Ownership

(a)       Amount Beneficially Owned                                     2873500

(b)       Percent of Class                                              9.62%


(c)      Number of shares as to which such person has

         (i)      sole power to vote or to direct the vote             2873500

         (ii)     shared power to vote or to direct vote               0

         (iii) sole power to dispose or to direct disposition of 2873500

         (iv)     shared power to dispose or to direct disposition     0

Item  5. Ownership of Five Percent or Less of a Class.

         Inapplicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.


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Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


                  January 30, 1998
                  Date




         /s/Robert P. Nault
                  Signature


         Robert P. Nault
         Assistant Secretary
         Type Name and Title